SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 1

Actions Semiconductor Co., Ltd.
(Name of Issuer)

American Depositary Shares
(Title of Class of Securities)

00507E107
(CUSIP Number)

ACCRETIVE CAPITAL PARTNERS, LLC
16 Wall Street, 2nd Floor
Madison, CT 06443

RICHARD E. FEARON, JR.
16 Wall Street, 2nd Floor
Madison, CT 06443
(203) 482-5805

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .  [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS
Accretive Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

ILLINOIS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,327,853 American Depositary Shares
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

4,327,853 American Depositary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,327,853 American Depositary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.16%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSONS
Accretive Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

ILLINOIS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,327,853 American Depositary Shares
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,327,853 American Depositary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,327,853 American Depositary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.16%
14	TYPE OF REPORTING PERSON

OO, HC

1	NAME OF REPORTING PERSONS

Richard E. Fearon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,570,212[1]
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,570,212[1]
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,570,212[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.65%
14	TYPE OF REPORTING PERSON

IN

__________________________
1 Includes 4,327,853 American Depositary Shares held directly by Accretive Capital Partners, LLC, of which Accretive Capital Management, LLC is the manager and Mr. Fearon is the managing member of Accretive Capital Management, LLC.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”), which amends and supplements the statement on Schedule 13D filed on December 3, 2014 (the “Original 13D”), by (i) Accretive Capital Partners, LLC an Illinois limited liability company (“Accretive Capital Partners”); (ii) Accretive Capital Management, LLC, an Illinois limited liability company (“Accretive Capital Management”) and (iii) Richard E. Fearon, Jr., a citizen of the United States (together with Accretive Capital Partners and Accretive Capital Management, the “Reporting Persons”) relates to the American Depositary Shares (the “Shares”) of Actions Semiconductor Co., Ltd., a Cayman Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, The People’s Republic of China.

Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

While the Reporting Persons hold their stake for investment purposes, the Reporting Persons or its representatives may continue to conduct discussions from time to time with management of the Issuer, and may conduct discussions with other stockholders of the Issuer or other relevant parties, in each case, relating to matters that may include the strategic plans, strategy, assets, business, financial condition, operations, and capital structure of the Issuer. The Reporting Persons may engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the foregoing, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions through their representatives concerning any extraordinary corporate transaction (including but not limited to a merger, acquisition, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer. The Reporting Persons expect to conduct discussions with other stockholders, potential operating partners, sources of debt or additional equity financing and other relevant parties regarding financial or strategic acquisitions of, a liquidation of, or joint ventures with the Issuer or other similar arrangements. There is no assurance that these discussions would lead to a definitive transaction.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, selling some or all of the Reporting Persons’ respective holdings in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The aggregate percentage of Shares reported owned by each person named herein is based upon 35,588,339 Shares outstanding as of March 31, 2015, which is the total number of Shares outstanding, based on 213,530,033 Ordinary Shares outstanding, as reported in Item 7.A. (on page 64) of the Issuer’s annual report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on April 24, 2015.

A.	Each of ACP and ACM:

(a)	Amount beneficially owned: 4,327,853

Percentage: 12.16%

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 4,327,853
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 4,327,853

(c)	The transactions in the Shares by ACP and ACM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Fearon:

(a)	Amount beneficially owned: 5,570,212

Percentage: 15.65%

(b)	1.	Sole power to vote or direct vote: 5,570,212
	2.	Shared power to vote or direct vote: 0
	3.	Sole power to dispose or direct the disposition: 5,570,212
	4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Fearon during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 5,570,212 Shares, constituting approximately 15.65% of the Shares outstanding, are reported in this Schedule 13D.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as an Exhibit.

Item 7 of the Schedule 13D includes the following exhibit:

Exhibit 99.1	An Open Letter to the Board of Directors of Actions Semiconductor Co., Ltd., dated April 30, 2015 by Accretive Capital Management, LLC

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 30, 2015

ACCRETIVE CAPITAL PARTNERS, LLC
	By:	Accretive Capital Management, LLC, its managing member

	By:	/s/ Richard E. Fearon, Jr.
Name: Richard E. Fearon, Jr.
Title: Managing Member

ACCRETIVE CAPITAL MANAGEMENT, LLC

/s/ Richard E. Fearon, Jr.
Name: Richard E. Fearon, Jr.
Title: Managing Member

/s/ Richard E. Fearon, Jr.
Richard E. Fearon, Jr.

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock	Price Per	Date of
Purchased/(Sold)	Share($)	Purchase/(Sale)

ACCRETIVE CAPITAL PARTNERS, LLC

400	$ 1.60	03/04/2015
780	$ 1.55	03/06/2015
10,000	$ 1.50	03/12/2015
2,450	$ 1.49	03/19/2015
1,000	$ 1.50	03/20/2015
376	$ 1.47	03/25/2015
400	$ 1.49	03/27/2015
1,182	$ 1.48	03/30/2015
2,962	$ 1.48	03/31/2015
600	$ 1.48	04/01/2015
2,200	$ 1.54	04/09/2015
5,300	$ 1.56	04/10/2015
6,200	$ 1.56	04/10/2015
1,700	$ 1.55	04/13/2015
9,000	$ 1.55	04/20/2015
646	$ 1.50	04/28/2015
3,900	$ 1.50	04/29/2015
5,900	$ 1.51	04/29/2015

RICHARD E. FEARON, JR.

None